Exhibit 16.1

Letter from KPMG LLP to the Securities and Exchange Commission dated November 10, 2005

November 10, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for MarkWest Hydrocarbon, Inc. (the Company) and, under the date of October 14, 2005, we reported on the consolidated financial statements of MarkWest Hydrocarbon, Inc. as of and for the year ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004. On September 20, 2005, we were notified that our appointment as principal accountants would terminate effective upon the completion of our audit of the Company’s consolidated financial statements for the year ended December 31, 2004. On October 21, 2005, we completed our audit and the client-auditor relationship ceased.  We have read the Company’s statements included under Item 4.01 of its Form 8-K/A dated September 20, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that: (i) the Audit Committee of the Board of Directors made the decision to change independent accountants and that decision was approved, ratified and adopted by the Company’s Board of Directors, (ii) that the Company engaged Deloitte & Touche LLP, or (iii) any of the statements made under Item 4.01(b).

Very truly yours,

/s/ KPMG LLP